Exhibit 23.4

CONSENT OF WRIGHT & COMPANY, INC.

As independent petroleum consultants, Wright & Company, Inc. hereby consents to the incorporation by reference in this Registration Statements on Form S-3 of Penn Virginia Corporation of information from our reserves report titled “Evaluation of Oil and Gas Reserves To the Interests of Penn Virginia Corporation, In Certain Properties Located in Various States, Pursuant to the Requirements of the Securities and Exchange Commission, Effective January 1, 2014, Job 15.1543,” and dated January 27, 2014, which information has been included or incorporated by reference in this Registration Statement on Form S-3 in reliance upon the report of this firm and upon the authority of this firm as experts in petroleum engineering. We hereby consent to the reference to our firm under the heading “Experts” in such Registration Statement.

Wright & Company, Inc. TX Firm Reg. No. F-12302

/s/ D. Randall Wright
By:	D. Randall Wright
President

Brentwood, Tennessee

June 20, 2014